FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-151532

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.
SUPPLEMENT NO. 1
DATED JULY 7, 2009
TO THE PROSPECTUS
DATED APRIL 24, 2009

This prospectus supplement (this “Supplement”) updates, modifies and supplements the prospectus of Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”), dated April 24, 2009 (the “Prospectus”), and should be read in conjunction with the Prospectus.  This Supplement updates, modifies or supersedes certain information contained in the Prospectus sections captioned “Prospectus Summary,” “Prior Performance of Affiliates of Our Sponsor” and “Management” as described below.  This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to:

•	announce the dividend rate declared by the Board of Directors of the Company;

•	update information about our sponsor; and

•	update the status of Extended Stay Hotels, Inc.

Distributions

The following discussion updates the discussion contained in the Prospectus under the heading “Prospectus Summary – Distributions,” which begins on page 9 of the Prospectus:

On March 30, 2009, the Board of Directors of the Company declared an annualized dividend rate for each quarterly period commencing 30 days subsequent achieving the minimum offering.  The dividend will be calculated based on stockholders of record each day during the applicable period at a rate of $0.00178082191 per day, and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on the share price of $10.00.

Our Sponsor

The description of our sponsor on page 1 under the heading “Prospectus Summary – Our Sponsor” and the first paragraph on page 77 under the heading “Management – Overview” are hereby deleted in their entirety and replaced by the following:

Our sponsor does business as The Lightstone Group and wholly owns the limited liability company of that name.  Our sponsor is one of the largest private residential and commercial real estate owners and operators in the United States today, with a diversified portfolio of almost 900 properties containing approximately 19,000 multifamily units, 4.1 million square feet of office space, 2.6 million square feet of industrial space, 12.5 million square feet of retail space.  These residential, office, industrial and retail properties are located in 27 states, the District of Columbia and Puerto Rico.  Based in New York, and supported by regional offices in New Jersey, Illinois, South Carolina and Maryland, our sponsor employs approximately 11,000 staff and professionals including a senior management team with approximately 24 years on average of industry experience. Our sponsor is also the sponsor of Lightstone Value Plus Real Estate Investment Trust, Inc. (referred to in this prospectus as “Lightstone I”), a non-traded REIT with similar investment objectives to ours. Certain of the sponsor’s properties have been adversely affected by recent market conditions. U.S. and international markets are currently experiencing increased levels of volatility due to a combination of many factors, including decreasing values of residential and commercial real estate, limited access to credit, the collapse or near collapse of certain financial institutions, decreased consumer spending and a national and global recession. For a description of the recent adverse developments that have affected and may continue to affect some of our sponsor’s properties, see the section of this prospectus captioned “Prior Performance of Affiliates of Our Sponsor — Recent Adverse Business Developments.”

Adverse Business Developments – Program Properties

The first and third paragraphs in the section “Prior Performance of Affiliates of Our Sponsor – Adverse Business Developments – Additional Adverse Business Developments” on page 75 of the Prospectus are hereby deleted in their entirety.  The following paragraphs are hereby inserted on page 73 in the section “Prior Performance of Affiliates of Our Sponsor – Adverse Business Developments – Program Properties”:

In June 2007, the sponsor acquired Extended Stay Hotels, Inc. (“Extended Stay”) for approximately $8.0 billion, $7.4 billion of which was financed with a combination of mortgage and mezzanine loans.  The acquisition of Extended Stay, which is included in the DL-DW Holdings LLC program, involved the acquisition of approximately 684 hotels located in 44 states and Canada.  The sponsor contributed approximately $200 million of the total approximately $600 million of equity to finance the acquisition of Extended Stay.  In addition, in consideration for the lenders providing the financing for the acquisition of Extended Stay, the sponsor entered into a non-recourse carve-out guaranty agreement customary in securitized financings with certain lenders to, among other things, in limited circumstances provide for the guaranty of certain indebtedness up to $100 million.

As a result of the downturn in the economy, Extended Stay experienced decline in revenues per available hotel room and resulting cash flows from operations.  In anticipation of the amortization payments commencing in June 2009, Extended Stay engaged restructuring advisors in September 2008 to assist it in a comprehensive restructuring of its indebtedness.   Extended Stay had sought every opportunity, and indeed reached an agreement with some lenders for an out-of-court debt restructuring, but it was unable to complete the restructuring outside of Chapter 11 under the United States Bankruptcy Code.  On June 15, 2009, Extended Stay filed for Chapter 11 protection under the United States Bankruptcy Code.  David Lichtenstein is the president and/or director of various Extended Stay subsidiaries that filed for Chapter 11 protection with Extended Stay.  Bruno de Vinck and Payton Oven are directors of some of the Extended Stay subsidiaries that filed for Chapter 11 protection with Extended Stay.  Under the proposed restructuring plan, the sponsor would avoid the personal guarantees contained in the non-recourse carve-out guaranty agreement.  Extended Stay has $4.1 billion in a senior first mortgage debt and  $3.3 billion of mezzanine debt divided into 10 classes, ranked one through 10 in seniority.

Certain junior lenders that provided the mezzanine financing have brought actions in various venues claiming monetary damages against Extended Stay, the senior lenders, the sponsor and the other equity investors for, among other things, supporting the proposed restructuring plan.  Several lenders have filed suit against the sponsor to enforce the terms of the non-recourse carve-out guaranty agreement and for declaratory judgment and money damages in an amount exceeding $100 million.  While these matters are still pending and any result is uncertain, the sponsor will vigorously defend these matters and will assert numerous counterclaims against those lenders.  The sponsor believes that it will ultimately have no liability in connection with these matters.  The sponsor expects that, after the consummation of the Chapter 11 proceeding, it will have little, if any, ownership interest in Extended Stay.  Creditors in Extended Stay’s Chapter 11 proceeding will have no recourse against us or any of our current assets or future assets that we may acquire as a result of Extended Stay’s Chapter 11 proceeding. The sponsor believes that the aforementioned proceedings will not affect its ability to meet its obligations to purchase up to $51 million of subordinated profits interests with cash or interests in real property of equivalent value.